UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Alvarium Tiedemann Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02237A108

(CUSIP Number)

January 3, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

(Page 1 of 7 Pages)

CUSIP No. 02237A108	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Global Goldfield Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China (Hong Kong)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 11,164,474
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,164,474
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,164,474
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1%
12.	TYPE OF REPORTING PERSON FI

CUSIP No. 02237A108	Page 3 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YEUNG Sai Hong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China (Hong Kong)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 11,164,474
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 11,164,474
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,164,474
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1%
12.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 02237A108	Page 4 of 7

Item 1(a). Name of Issuer:

Alvarium Tiedemann Holdings, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

520 Madison Avenue, 21st Floor, New York, NY 10022

Item 2(a). Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Global Goldfield Limited, a China (Hong Kong) entity; and

ii)	Yeung Sai Hong, a China (Hong Kong) citizen.

This Statement relates to Shares (as defined herein) held for the account of Global Goldfield Limited (“GGL”). The sole owner of GGL is Jaywell Limited (“Jaywell”). The sole owner of Jaywell is Avanda Investments Limited (“Avanda”). The sole owner of Avanda is Peterson Alpha (PTC) Limited (“Peterson”). The sole owner of Peterson is Yeung Sai Hong (“Mr. Yeung”). Accordingly, Mr. Yeung may be deemed to have the sole beneficial ownership of the shares held directly by GGL.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address for Global Goldfield Limited is 22/F South China Building, 1-3 Wyndham Street, Central, Hong Kong. The correspondence address for Mr. Yeung is 22/F South China Building, 1-3 Wyndham Street, Central, Hong Kong.

Item 2(c). Citizenship:

i)	GGL is a Hong Kong entity.

ii)	Mr. Yeung is a citizen of China (Hong Kong).

Item 2(d). Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (the “Shares”).

CUSIP No. 02237A108	Page 5 of 7

Item 2(e). CUSIP Number: 02237A108

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4. Ownership:

Item 4(a) Amount Beneficially Owned:

As of January 9, 2023, Mr. Yeung may be deemed the beneficial owner of the 11,164,474 Shares, consisting of 10, 180,060 shares of Class A Common Stock and 984,414 shares of Class A Common Stock underlying warrants exercisable within 60 days held directly by GGL.

Item 4(b) Percent of Class:

As of January 9, 2023, Mr. Yeung may be deemed the beneficial owner of approximately 19.1% of the shares of Class A Common Stock outstanding. The percentage is based on the 57,488,068 shares of Class A Common Stock issued and outstanding by the Issuer and the 984,414 shares of Class A Common Stock underlying warrants exercisable within 60 days held directly by GGL, excluding the shares of Class B Common Stock, as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2023.

Item 4(c) Number of Shares as to which such person has:

As of January 9, 2023, for each of GGL and Mr. Yeung:
(i) Sole power to vote or direct the vote:	11,164,474
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	11,164,474
(iv) Shared power to dispose or direct the disposition of:	0

CUSIP No. 02237A108	Page 6 of 7

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

CUSIP No. 02237A108	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 13, 2023

Global Goldfield Limited

By:	/s/ YEUNG Sai Hong
YEUNG Sai Hong
Director

YEUNG Sai Hong

By:	/s/ YEUNG Sai Hong
YEUNG Sai Hong